January 13, 2020

William Hoffman
Chief Executive Officer
Inari Medical, Inc.
9 Parker, Suite 100
Irvine, CA 92618

       Re: Inari Medical, Inc.
           Draft Registration Statement on Form S-1
           Filed December 19, 2019
           CIK No. 0001531048

Dear Mr. Hoffman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note that you will disclose revenues for the fourth quarter of 2019 in the first paragraph. Please expand this disclosure to also include the net income or loss for the fourth quarter of 2019. Please also disclose the number of FlowTriever and ClotTriever systems you have sold.
2. We note that you are currently enrolling patients in two registries. Please expand your description of the registries to disclose the number of patients enrolled to date and the duration of the observational period.
 William Hoffman
Inari Medical, Inc.
January 13, 2020
Page 2
3. Please clarify that you have obtained FDA clearance for your ClotTriever and
         FlowTriever products through the 510(k) pathway. Please also disclose the completion date for the FLARE study and when FDA clearance was obtained.
4. With reference to page 15, please revise the first sentence of the fourth paragraph to clarify that currently your primary clinical data regarding safety and effectiveness of your products is limited to your FLARE study. Please also balance your disclosure in this paragraph by briefly discussing any procedure or device-related major adverse events.
Our Market, page 2

5. Please balance your estimate of the potential annual addressable market for your products with your estimate of the current market for your products. We note the disclosure in the risk factor on page 17 that you estimate only 77,000 DVT patients and 20,000 PE patients are expected to receive interventional treatment in 2019.
Risk Factors
We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future, page 34

6.       Please quantify your debt service costs for the Signature Bank Credit
Facility.
Our products must be manufactured in accordance with federal and state regulations..., page 50

7. We note your disclosure that your former facility in Irvine, California was audited by the
         FDA in August 2016 which resulted in the issuance of two Form-483 observations.
         Please briefly describe the Form-483 observations, any responses by the company and results. Please also disclose whether these observations could impact your current facility.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware..., page 71

8. We note that your forum selection provision identifies the federal district courts of the
       United States of America as the exclusive forum for certain litigation arising under the
       Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
FirstName LastNameWilliam Hoffman
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts
Comapany NameInari Medical,enforce any duty or liability created by the Securities Act or the over all suits brought to Inc.
January 13, 2020regulations thereunder.
       rules and Page 2
FirstName LastName
 William Hoffman
FirstName LastNameWilliam Hoffman
Inari Medical, Inc.
Comapany NameInari Medical, Inc.
January 13, 2020
Page 3
January 13, 2020 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 89

9. Please revise this discussion to properly round the related amounts from the statement of cash flows. For example, we note that the change in inventories and debt financing costs appear incorrect.
Indebtedness, page 92

10. Please clarify whether you were in compliance with your debt covenants under the SB
         Credit Facility as of December 31, 2019.
Business
Toma Study, page 116

11. We note your disclosure on page 117 that the conditions of two patients deteriorated during the procedure, one of whom was stabilized on extracorporeal membrane oxygenation. Please disclose whether this event was determined to be device- or procedure-related.
General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Jeanne Bennett at (202) 551-3606 or Kevin Kuhar at (202) 551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Irene Paik at (202) 551-6553 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      J. Ross McAloon